RICHARDSON & PATEL LLP
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January 8, 2008

Filed as Correspondence via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Byron N. Cooper

Re:	China Wind Systems, Inc. Schedule 14C Information Statement Filed December 21, 2007 File No. 33-16335

Dear Mr. Cooper:

On behalf of China Wind Systems, Inc. (the “Company” or “China Wind”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated December 31, 2007. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

SCHEDULE 14C

General

1.
We note that completion of the Fulland acquisition (discussed on page 8) was conditioned upon sale of the 3% convertible subordinated notes and that the Restated Certificate is necessary to complete sale of the notes. Accordingly, please tell us whether the additional securities authorized by the Restated Certificate are necessary to complete the Fulland acquisition. If so, and if your security holders did not have a separate opportunity to vote on the Fulland acquisition, please revise your information statement to include the disclosure required by Items 11, 13, and 14 of Schedule 14A, or tell us why you believe this information is not applicable. Refer to Note A to Schedule 14A and Item 1 of Schedule 14C.

Byron N. Cooper
Securities and Exchange Commission
January 8, 2008

Response:

The additional securities authorized by the Restated Certificate are not necessary to complete the Fulland acquisition.

The transactions described in the Company’s Schedule 14C are best described as two transactions: (1) the Company issued 35,772,459 shares of the Company’s common stock (the “Company Shares”) to the Fulland Shareholders in exchange for 100% of the common stock of Fulland (the “Fulland Acquisition” or the “Share Exchange Transaction”), as a result of which the Company ended with a total of 36,181,969 shares of common stock outstanding, with Fulland shareholders (and their assignees) owning approximately 99% of the Company’s issued and outstanding shares of capital stock, and the balance held by those who held Company common stock prior to the Closing, and (2) the Company sold its 3% convertible subordinated notes in the principal amount of $5,525,000 to various accredited investors in a private placement (the “Financing”). The purchasers of the 3% convertible subordinated notes in the Financing were not parties to the Share Exchange Transaction. In addition, we note that the additional securities that these purchasers may receive upon conversion of their 3% convertible subordinated notes (at some future date) pursuant to the Restated Certificate are not and were not necessary in order to consummate the Fulland Acquisition. No shareholder approval was required in connection with either of these transactions.

We note that the security sold in the Financing consisted of convertible notes, as opposed to the underlying common stock or preferred stock, and that the Restated Certificate was not necessary in order to consummate the sale of the 3% convertible subordinated notes in the Financing, which was definitively consummated on November 13, 2007. While the completion of the Fulland Acquisition was conditioned upon the completion of the Financing, since the Financing was in fact completed, all conditions were satisfied in order for the Company to complete the Fulland Acquisition pursuant to the terms of that certain Share Exchange Agreement dated November 13, 2007 (a copy of which is filed as Exhibit 2.1 to the Company’s current report on Form 8-K dated November 13, 2007). Specifically, the Fulland Acquisition was definitively consummated when the Company issued shares of its common stock to the Fulland Shareholders in exchange for all of Fulland’s capital stock held by the Fulland Shareholders.

Accordingly, we respectfully submit that amendment to our information statement as specified by the Staff is not required.

Byron N. Cooper
Securities and Exchange Commission
January 8, 2008

2.
In the second full paragraph you state that you intend to file the Restated Certificate “not later than three business days after the information statement is mailed to stockholders.” Filing the certificate within three days violates the twenty day requirement in Exchange Act Rule 14c-2(b) and is inconsistent with your disclosure on page 7. Please revise.

Response:

In response to the Staff’s comments, we will revise the second full paragraph on page 4 of the information statement as follows:

“Pursuant to the Purchase Agreement, our board of directors and the holders of a majority of our outstanding shares of common stock have approved the Restated Certificate. We are required, within thirty days of the Closing Date, to file an information statement with the Securities and Exchange Commission (“SEC”), and to mail the information statement to stockholders within five business days after the SEC has completed its review of the information statement, or, if the SEC does not review the information statement, within fifteen business days after the information statement is filed with the SEC. We will file the Restated Certificate promptly, but not sooner than twenty calendar days after the information statement is mailed to stockholders, in compliance with Rule 14c-2(b) promulgated under the Securities Exchange Act of 1934.”

The revised paragraph appears as marked on Pages 4 of our amendment to the information statement enclosed herewith.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,
RICHARDSON & PATEL, LLP

/s/ Francis Chen

Francis Chen, Esq.